Exhibit 3.7

AMENDMENT TO THE BYLAWS

OF

GETTY REALTY CORP.

Effective as of February 26, 2019

The following amendment is made to the Bylaws (the “Bylaws”) of Getty Realty Corp. (the “Corporation”) pursuant to resolutions adopted by the Board of Directors of the Corporation on February 26, 2019:

1. Article II, Section 2 of the Bylaws is hereby amended in its entirety to read as follows:

“Section 2.  ANNUAL MEETING.  An annual meeting of the stockholders for the election of directors and the transaction of any business within the powers of the Corporation shall be held on such date and at such time annually as shall be set by the Board of Directors.”

2.Except as set forth herein, the Bylaws shall remain in full force and effect.